SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The ONE Group Hospitality, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
88338K103
(CUSIP Number)
Mr. David L. Kanen Kanen Wealth Management LLC 5850 Coral Ridge Drive, Suite 309 Coral Springs, Florida 33076 (631) 863-3100

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338K103	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Kanen Wealth Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,008,116(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,008,116 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,008,116 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON IA

(1) Does not include warrants to purchase 125,000 shares of Common Stock, which will be exercisable on the six month anniversary of the date of issuance.

CUSIP No. 88338K103	13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON David L. Kanen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,008,116 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,008,116 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,008,116 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON IN

(1) Does not include warrants to purchase 125,000 shares of Common Stock, which will be exercisable on the six month anniversary of the date of issuance.

CUSIP No. 88338K103	13D/A	Page 4 of 6 Pages

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on April 13, 2017 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of The ONE Group Hospitality, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock reported as owned by the Reporting Persons in the ordinary course of business. The shares of Common Stock beneficially owned by KWM were acquired for the accounts of its customers. In addition, Mr. Kanen purchased shares of Common Stock for his own account. The total cost for purchasing the shares of Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately, as follows: KWM, $4,305,349 (excluding shares held by The Philotimo Fund LLC); and The Philotimo Fund LLC, $3,344,758. The source of funds for the shares of Common Stock acquired for the accounts of KWM’s customers were funds of such customers. The source of funds for the shares of Common Stock acquired by The Philotimo Fund LLC was its working capital. The source of funds for the shares of Common Stock acquired by Mr. Kanen were his personal funds.

Item 4. Purpose of Transaction.

On November 15, 2017, The Philotimo Fund LLC, as the purchaser, entered into a Securities Purchase Agreement (the “Agreement”) with the Company, as the seller, pursuant to which The Philotimo Fund LLC agreed to purchase from the Company, in a registered direct offering, an aggregate of 250,000 shares of Common Stock for the aggregate purchase price of $375,000 (the “Offering”). In a concurrent private placement (the “Private Placement”), the Company issued warrants exercisable for 125,000 shares of Common Stock to The Philotimo Fund LLC. Each warrant has an exercise price of $1.63, will be exercisable on the six month anniversary of the date of issuance and will expire on the fifth anniversary of the date that it became exercisable. The Form of Securities Purchase Agreement entered into in connection with the Offering and the Form of Investor Warrant issued in connection with the Offering are filed as Exhibits 99.1 and 99.2 to this Schedule 13D and are incorporated herein by reference.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons may engage in discussions with the board and management of the Company regarding its business and affairs. Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 4,008,116 shares of Common Stock, which represents approximately 14.8% of the Company’s outstanding shares of Common Stock. In addition, the Reporting Persons beneficially own warrants to purchase 125,000 shares of Common Stock, which will be exercisable on the six month anniversary of the date of issuance.

KWM, in its role as investment manager for customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own the 2,198,116 shares of Common Stock held in the Accounts. KWM, as the general partner of The Philotimo Fund LLC, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own the 1,810,000 shares of Common Stock held by The Philotimo Fund LLC. Mr. Kanen expressly disclaims such beneficial ownership except to the extent of his pecuniary interest therein. Mr. Kanen directly owns 18,921 shares of Common Stock held in the Accounts.

CUSIP No. 88338K103	13D/A	Page 5 of 6 Pages

Each percentage ownership of Common Stock set forth in this Statement is based on 27,036,571 outstanding shares of the Company’s Common Stock, which includes (i) 25,286,571 shares of Common Stock reported by the Company as outstanding as of November 15, 2017 in its Prospectus Supplement to Registration Statement No. 333-203429 filed with the Securities and Exchange Commission on November 16, 2017 and (ii) 1,750,000 shares of Common Stock reported as issued by the Company in the Offering in its Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on November 17, 2017.

(c) On October 5, 2017 and October 30, 2017, customers initiated transfers in kind from accounts managed by KWM for 24,894 and 1,367 shares of Common Stock of the Company, respectively.

On November 15, 2017, The Philotimo Fund LLC purchased 250,000 shares of Common Stock from the Company in a registered direct offering at the purchase price of $1.50 per share. On November 16, 2017, The Philotimo Fund purchased 1,000,000 shares of Common Stock in the open market at the weighted average price of $1.8214 per share.

On November 17, 2017, KWM purchased 499,400 shares of Common Stock in the open market at the weighted average price of $1.8034 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Information set forth under Item 4 above is incorporated herein by reference.

The Reporting Persons and the owners of the Accounts have entered into investment advisory agreements pursuant to which the Reporting Persons exercise discretionary investment management authority with respect to shares of Common Stock held in the Accounts.

The Reporting Persons have entered into a Joint Filing Agreement, which is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

99.1	Form of Securities Purchase Agreement, dated as of November 15, 2017, by and among the Company and the Investors (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2017).

99.2	Form of Investor Warrant (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2017).

CUSIP No. 88338K103	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the shares of Common Stock of the Company.

Dated: November 20, 2017

KANEN WEALTH MANAGEMENT LLC

/s/ David L. Kanen
David L. Kanen
Managing Member

/s/ David L. Kanen
DAVID L. KANEN